Filed by InterCept, Inc.
Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule
14a-12 of the Securities Exchange Act of 1934
Subject Company:
InterCept, Inc.
Commission File No. 01-14213

Press Release

Source: InterCept, Inc.

InterCept, Inc. to be Acquired by Fidelity National Financial

InterCept Postpones Annual Meeting Scheduled for September 14, 2004

Thursday, September 9, 7:30 am ET

ATLANTA, Sept. 9 /PRNewswire-FirstCall/ -- InterCept, Inc., a leading provider of banking technology products and services for financial institutions and other businesses (Nasdaq: ICPT), announced today the signing of a merger agreement with Fidelity National Financial, Inc. (NYSE: FNF), a Fortune 500 provider of products and outsourced services and solutions to financial institutions and the real estate industry, pursuant to which FNF will acquire InterCept for $18.90 per share.

“FNF is a financially strong, growing organization that will offer great opportunities for our employees and customers,” said InterCept Chief Executive Officer John W. Collins. “As part of a larger company with strong resources, InterCept will be able to expand its ability to provide financial institutions with the products and services they need to remain competitive in today’s marketplace. This transaction will enhance InterCept’s position in the marketplace and provide a strong foundation for future growth.”

“This is an exciting acquisition for FNF,” said FNF Chairman and Chief Executive Officer William P. Foley, II. “It continues our strategy of building more significant critical mass in our technology solutions for the domestic banking and credit union marketplace and provides FNF with an incremental 425 core processing customers and more than 700 additional item processing customers. These relationships provide not only a valuable stream of recurring revenue and earnings, but also significant revenue opportunities including offering InterCept’s ATM/EFT, item processing and output solutions to FNF’s existing client base, as well as providing FNF mortgage, banking and data and information products and services to InterCept’s customers.

Under the terms of the definitive agreement, FNF has the option to pay the $18.90 consideration in all cash or in a combination of cash and FNF stock. If FNF elects the stock and cash consideration option, InterCept shareholders will have the option to elect any combination of cash and stock, subject to proration such that the overall limitation for the consideration in the transaction will be 75% cash and 25% in the form of FNF stock. The composition of the $18.90 per share offer will be finalized in the proxy statement that will be distributed prior to the InterCept shareholder vote to approve the transaction. If FNF stock is issued as consideration, it will be calculated using a trailing ten-day average determined one day before the closing of the transaction.

The board of directors of InterCept has approved the transaction. Closing of the transaction is expected in the fourth quarter of 2004, subject to approval by InterCept shareholders and customary regulatory and other conditions. Jefferies & Company, Inc. acted as financial advisor to InterCept.

In light of the merger agreement, InterCept has rescheduled its annual shareholders meeting to November 8, 2004. At that meeting, shareholders of record as of September 15, 2004 will vote on the merger and for the election of directors of InterCept. If the merger is approved and closed, however, the directors elected at the annual meeting will not take office.

About InterCept

InterCept provides innovative technology products and services to the financial industry, including core processing, check imaging and item processing, electronic funds transfer, debit card processing, communications management and related products and services. The company serves over 2,000 clients nationwide and is a leading provider of check imaging solutions with over 30 fully image-enabled processing centers from coast to coast. For more information about InterCept, Inc. (Nasdaq: ICPT), visit http://www.intercept.net, email info@intercept.net or call 770.248.9600.

This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause InterCept’s actual results, performance or achievements to be different from those expressed or implied above. InterCept expressly disclaims any duty to update or revise forward- looking statements. The risks and uncertainties to which forward-looking statements are subject include, but are not limited to: the effect of governmental regulations, the economy, competition, and other risks detailed from time to time in the “Management’s Discussion and Analysis” section of InterCept’s latest Report on Form 10-Q and other reports and filings with the Securities and Exchange Commission. Other risks include: the risks that the merger may not be approved by InterCept shareholders or that other conditions to closing may not be satisfied; and that the merger may not close within the anticipated time frame or at all.

This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction, FNF and InterCept will file a registration statement, proxy statement and prospectus with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION. Investors and shareholders may obtain a free copy of the registration statement, prospectus, proxy statement, and related documents when they become available from the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of these documents may also be obtained from InterCept by directing a request to InterCept, Inc., 3150 Holcomb Bridge Road, Suite 200, Norcross, Georgia 30071, Attention: Carole Collins, Director of Investor Relations.